Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

$38,000,000 Accelerated Return Notes	Pricing Date	September 27, 2007
Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008	Settlement Date	October 4, 2007
Term Sheet No. 2860	Maturity Date	December 4, 2008
	CUSIP No.	59022W141

Merrill Lynch & Co., Inc.

•       3-to-1 upside exposure, subject to a cap of 22.20%

•       1-to-1 downside exposure, with no downside limit

•       A maturity of 14 months

•       Not listed on any securities exchange

•       No periodic interest payments

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$38,000,000
Underwriting discount (1)	$.20	$760,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$37,240,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in any single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively,

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow Jones”, “Dow Jones BRIC 50 IndexSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes based on the Dow Jones BRIC 50 IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones.

Merrill Lynch & Co.

September 27, 2007

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones BRIC 50 IndexSM due December 4, 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones BRIC 50 IndexSM (Bloomberg Symbol “BRIC50D <Index>“) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Days (as defined in product supplement ARN-1) shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Accelerated Return Notes	TS-2

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including a Capped Value of 22.20%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, including a Starting Value of 686.83, the level of the Index on the Pricing Date and a Capped Value of $12.22.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 686.83

Hypothetical Ending Value: 549.46

$10 x	(549.46)	= $8.00
686.83

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 686.83

Hypothetical Ending Value: 707.43

$10 +	($30 x	(707.43 - 686.83))	= $10.90
686.83

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 686.83

Hypothetical Ending Value: 824.20

$10 +	($30 x	(824.20 - 686.83))	= $16.00
686.83

Payment at maturity (per unit) = $12.22 (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

The following table illustrates, for the Starting Value of 686.83 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.26% per annum, as more fully described below.

The table below includes a Capped Value of $12.22.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
343.42	-50%	5.00	-50.00%	-51.28%	-49.78%
412.10	-40%	6.00	-40.00%	-39.23%	-37.81%
480.78	-30%	7.00	-30.00%	-28.28%	-26.92%
549.46	-20%	8.00	-20.00%	-18.19%	-16.87%
618.15	-10%	9.00	-10.00%	-8.81%	-7.52%
631.88	-8%	9.20	-8.00%	-7.00%	-5.72%
645.62	-6%	9.40	-6.00%	-5.22%	-3.94%
659.36	-4%	9.60	-4.00%	-3.46%	-2.19%
673.09	-2%	9.80	-2.00%	-1.72%	-0.45%
686.83 (3)	0%	10.00	0.00%	0.00%	1.26%
700.57	2%	10.60	6.00%	5.04%	2.96%
714.30	4%	11.20	12.00%	9.93%	4.63%
728.04	6%	11.80	18.00%	14.66%	6.29%
741.78	8%	12.22 (4)	22.20%	17.89%	7.93%
755.51	10%	12.22	22.20%	17.89%	9.56%
824.20	20%	12.22	22.20%	17.89%	17.44%
892.88	30%	12.22	22.20%	17.89%	24.95%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from October 4, 2007 to December 4, 2008, a term equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.26% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Accelerated Return Notes	TS-4

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return will not reflect dividends on the stocks included in the Index.

•	Your return may be affected by factors affecting international securities markets.

•	The value of the Index will not be adjusted for changes in exchange rates that might affect the Index.

•	A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•          You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•          You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•          You accept that the return on the Notes will not exceed the Capped Value.

•          You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•          You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•          You are willing to accept that a trading market for the Notes is not expected to develop.

•          You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•          You are seeking principal protection or preservation of capital.

•          You seek a return on your investment that will not be capped at 22.20%.

•          You seek interest payments or other current income on your investment.

•          You want to receive dividends or other distributions paid on the stocks included in the Index.

•          You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Notes	TS-5

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

The Index

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Index Basics

The Index was introduced by Dow Jones in June 2006. The stocks underlying the Index (the “Underlying Stocks”) are selected, as described below, from the stocks included in the DJGI country indexes for Brazil, Russia, India and from the H shares, U.S. listed shares and ADRs included in the Dow Jones China Offshore Index. These country indexes cover approximately 95% of the underlying float-adjusted market capitalization of these markets. Stocks are selected from these country indexes for inclusion in the Index on the basis of size and liquidity, and with the objective of optimizing the factors of greatest importance in an investable index: liquidity, turnover rate, transaction costs and tracking error against the broad-market benchmark.

•	The base date for the Index is December 31, 2002, and its base value is 100.

•	The Index is calculated by measuring price changes against a fixed-based-period quantity weight.

•	The Index is capitalization-weighted. The float-adjusted shares outstanding for each class of stock are used to determine the company’s market capitalization. Float adjustments are determined according to Dow Jones rules. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at the quarterly updates.

•	The Index is calculated and disseminated every 15 seconds whenever any of its primary exchanges are open. On exchange holidays, the previous day’s closing price for each affected stock is used for index calculation. If a corporate action becomes effective on an exchange holiday, the adjusted closing price for the previous business day is used.

•	The Index is computed using the last-traded prices of its Underlying Stocks during the official trading hours of the Underlying Stocks’ primary exchanges. Index calculation begins when the first official opening Underlying Stock price is received. Until a particular Underlying Stock opens, its adjusted closing price from the previous day is used in Index computation. If trading in an Underlying Stock is halted during a session, its last-traded price is used in all subsequent Index computations until trading resumes. If trading is suspended before the opening, the Underlying Stock’s adjusted closing price from the previous day is used to calculate the Index.

Input Data

1.	Real-time stock prices are provided by Reuters Group PLC. The latest trading price is used for Index calculation.

2.	The number of shares is determined separately for each class of stock. This information is obtained from a variety of data vendors. The data are also sourced from the companies themselves.

3.	Corporate actions are sourced from public news services, regulatory filings and data vendors. The companies themselves are used as an additional source.

4.	Float data are obtained from a variety of sources including data vendors, exchanges, regulators and the companies themselves.

Index values are rounded to two decimal places and divisors are rounded to six decimal places. Any values derived by the Index calculation engine from a corporate action used for the divisor adjustments and Index computations are rounded to six decimal places.

Index Construction

Stocks are selected within each country based on size and liquidity rankings, subject to buffers, and then are aggregated to create the Index. The Index selection universe for the Index comprises all H shares, U.S.-listed shares and ADRs in the DJ China Offshore Index, and all components of the Dow Jones Brazil, Russia and India DJGI Indexes.

In the China offshore market and in the Brazil, Russia and India markets, eligible securities are screened for liquidity. Any security that had more than 10 non-trading days over the past quarter is excluded, unless the lack of trading is due to a situation that is deemed to be temporary. The remaining companies are then ranked by float-adjusted market capitalization to represent more accurately the investable size of each security. Stocks in the top 95% of the underlying float-adjusted market capitalization are then selected as components of the underlying indexes that form the universe for the Index, skipping stocks that fall in the bottom 1% of the universe by float-adjusted market capitalization and in the bottom 0.01% of the universe by turnover.

The selection of the initial Underlying Stocks includes the following steps:

1.	The largest 30 stocks in each country Index (10 for Russia) are ranked by float-adjusted market capitalization. For companies with more than one common share class in the universe, only the most liquid share class is eligible for the Index.

2.	Those 30 stocks (10 for Russia) are then ranked by average U.S.-Dollar trading volume over the three months prior to the selection date.

3.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

4.	The 15 top-ranked stocks (5 for Russia) on each country’s selection list are included in the Index.

Accelerated Return Notes	TS-6

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

5.	The maximum weight of any Underlying Stock is capped at 10%. If necessary, a cap weighting factor is calculated for the stock and applied on the Index review date. Between reviews, weights of the various Underlying Stocks are free to fluctuate due to changes in market prices. Caps are not adjusted or created to reflect share increases or changes due to price increases between reviews.

Periodic Review

The Index undergoes an annual review process in September, which includes the following steps:

1.	Repeat steps (1) and (2) under “—Index Construction”

2.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

3.	All current Underlying Stocks ranked in the top 20 (seven for Russia) are retained in the Index, by selecting current Underlying Stocks first and then moving to non-components, subject to the following buffer rules:

(a)	All non-components ranked in the top 10 (three for Russia) are added to the Index.

(b)	If the Underlying Stock count following the buffer additions is less than 15 (five for Russia), companies are added to the country’s segment until the count reaches its target. If the count would be more than 15 (five for Russia), companies are removed, starting with the lowest-ranked stock until the target is reached.

The Underlying Stocks are also reviewed quarterly to coincide with the review of the DJGI. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at each quarterly update, if necessary.

Changes in the Underlying Stocks as a result of the annual review are announced after the close of trading on the second Friday in September and take effect at the open of trading on the next business day following the third Friday in September. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

The changes in the Underlying Stocks resulting from the annual review are implemented after the official closing values have been established on the third Friday in September and are effective at the open of the next trading day. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

Index Maintenance

In addition to the scheduled annual review, the Index is reviewed on an ongoing basis. A change to the Index composition and a related weight adjustment is necessary whenever there is an extraordinary event (e.g. delisting, bankruptcy, merger, takeover, etc.) involving an Underlying Stock. In these cases, each event is accounted for as soon as it is effective. Such changes in the Underlying Stocks are announced, whenever possible, two days prior to their implementation. Divisor adjustments are made using the formulas and procedures set forth by Dow Jones. The current Index divisors are updated daily and are available at the Dow Jones Indexes website.

In the event that an Underlying Stock’s primary-market listing is moved to an ineligible exchange, the company will be removed from the Index.

A selection list is created at the end of each month and upon a listing of any eligible large IPO. The selection list comprises the top 30 companies (10 for Russia) in the DJ China Index and the Brazil, Russia and India country indexes based on float-adjusted market capitalization. The list indicates possible changes in the composition of the Index at the next annual review and is used to determine replacements for stocks that are removed from the Index due to mergers, financial distress or similar extraordinary events.

Any company that is removed from the DJ China Offshore Index or the Brazil, Russia or India DJGI Index that is also an Underlying Stock of the Index is automatically removed from the Index at that time.

If an Underlying Stock is restructured into two or more new companies, the largest new company in terms of market capitalization will be included in the Index immediately after the close of trading on the day of the restructuring becomes effective, provided it otherwise would be eligible for Index membership. If the restructuring involves an Underlying Stock spinning off a portion of its business to form a new company or companies, the parent company, if otherwise eligible for Index membership, generally will be retained in the Index until the next annual review. However, there may be situations where a spinoff, due to its size, may be retained in the Index instead of the legally surviving parent company.

If an Underlying Stock company merges with another company, whether Underlying Stock or non-component, its Index membership will be assumed by the new company immediately after the close of trading on the effective date of the merger, providing the new company also qualifies for the Index. If both companies are current Underlying Stocks, the top-ranked non-component from the most current selection list will fill the vacancy created by the merger.

If an Underlying Stock company is taken over by another Underlying Stock company, the former will be removed from the Index immediately after the close of trading on the day the takeover becomes effective. The replacement will be the highest ranked non-component from the most recent available selection list. If an Underlying Stock company is taken over by a non-component company, the acquiring company will replace its position in the Index, provided the acquiring company meets all eligibility criteria. Otherwise, the highest ranking non-component from the most recent available selection list will be selected as the replacement.

If an Underlying Stock is delisted by its primary market or is in bankruptcy proceedings, it will be removed from the Index immediately. It will be replaced by the highest-ranking non-component from the most recent available selection list.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this term sheet:

Accelerated Return Notes	TS-7

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones BRIC 50 IndexSM, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones BRIC 50 IndexSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, ML&CO. AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Hypothetical and Actual Historical data on the Index

The Index was first published in June 2006. The following graph sets forth the hypothetical historical month-end closing levels of the Index from December 2002 through June 2006 as reported by Bloomberg based on historical levels of the Underlying Stocks and actual historical date from June 2006 through August 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 686.83.

Accelerated Return Notes	TS-8

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-9

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130792/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-10

Linked to the Dow Jones BRIC 50 IndexSM Due December 4, 2008

ANNEX A

Underlying Stocks

The following table lists the stocks comprising the Dow Jones BRIC 50 Index as of the Pricing Date. These stocks are subject to change at any time.

Company	Country	Supersector	Adjusted Weight (%)
Gazprom OAO	Russia	Oil & Gas	9.27%
Reliance Industries Ltd.	India	Basic Materials	8.42%
Lukoil Holdings	Russia	Oil & Gas	5.81%
Companhia Vale do Rio Doce Pref A	Brazil	Basic Materials	5.63%
Petroleo Brasileiro S/A Pref	Brazil	Oil & Gas	5.25%
Companhia Vale do Rio Doce Ord	Brazil	Basic Materials	4.28%
China Life Insurance Co. Ltd.	China	Financials	4.04%
Norilsk Nickel Mining & Metallurgical Co.	Russia	Basic Materials	3.87%
PetroChina Co. Ltd.	China	Oil & Gas	3.51%
Banco Bradesco S/A Pref	Brazil	Financials	3.05%
Infosys Technologies Ltd.	India	Technology	2.84%
Industrial & Commercial Bank of China Ltd.	China	Financials	2.75%
Banco Itau Holding Financeira S.A. Pref	Brazil	Financials	2.65%
ICICI Bank Ltd.	India	Financials	2.15%
China Petroleum & Chemical Corp.	China	Oil & Gas	2.12%
China Construction Bank Corp.	China	Financials	2.03%
China Shenhua Energy Co. Ltd.	China	Basic Materials	1.92%
Ping An Insurance (Group) Co. of China Ltd.	China	Financials	1.92%
Unified Energy System of Russia	Russia	Utilities	1.92%
Housing Development Finance Corp. Ltd.	India	Financials	1.74%
Bank of China Ltd.	China	Financials	1.72%
Larsen & Toubro Ltd.	India	Industrials	1.62%
Itausa-Investimentos Itau S/A Pref	Brazil	Financials	1.32%
Companhia de Bebidas das Americas Pref	Brazil	Consumer Goods	1.22%
China Merchants Bank Co. Ltd. H	China	Financials	1.15%
Mobile Telesystems	Russia	Telecommunications	1.14%
ITC Ltd.	India	Consumer Goods	1.12%
China Telecom Corp. Ltd.	China	Telecommunications	1.08%
Reliance Communications Ltd.	India	Telecommunications	1.02%
Companhia Siderurgica Nacional Ord	Brazil	Basic Materials	0.92%
Tata Steel Ltd.	India	Basic Materials	0.92%
State Bank of India	India	Financials	0.91%
Suzlon Energy Ltd.	India	Industrials	0.90%
Aluminum Corp. of China Ltd.	China	Basic Materials	0.86%
Bharat Heavy Electricals Ltd.	India	Industrials	0.84%
Gerdau S/A Pref	Brazil	Basic Materials	0.84%
Usinas Siderurgicas de Minas Gerais S/A Pref A	Brazil	Basic Materials	0.83%
Bank of Communications Co. Ltd.	China	Financials	0.78%
Satyam Computer Services Ltd.	India	Technology	0.70%
Unitech Ltd.	India	Industrials	0.66%
Focus Media Holding Ltd. ADS	China	Consumer Services	0.64%
Bradespar S/A Pref	Brazil	Financials	0.63%
Tata Consultancy Services Ltd.	India	Technology	0.55%
Banco Santander Banespa S/A Pref	Brazil	Financials	0.51%
Jiangxi Copper Co. Ltd.	China	Basic Materials	0.44%
Tata Motors Ltd.	India	Industrials	0.43%
Companhia Energetica de Sao Paulo Pref B	Brazil	Utilities	0.41%
Banco do Brasil S/A Ord	Brazil	Financials	0.37%
Companhia de Gas de Sao Paulo Ord	Brazil	Utilities	0.19%
Trina Solar Ltd. ADS	China	Industrials	0.09%

Accelerated Return Notes	TS-11